Mail Stop 6010   August 24, 2006

The Corporation Trust Company
1209 Orange Street
New Castle County, Wilmington, Delaware 19801

Re: Neuralstem, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed August 22, 2006
File No. 333-132923

Dear Sir or Madame:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Information

Report of Independent Registered Public Accounting Firm, page F-1

1.   Although you represent in response to our previous comment five that your
        auditor has modified his consent it does not appear that you have filed this
        consent. Please file your auditor's consent and ensure that it is currently dated
        and that it references the appropriate dual dating of his audit report.

Preferred Series C Stock, page F-11

2.   The sentence you highlight in response to our previous comment seven indicates that you believe that your decision to forge the cash consideration related to the options enticed the noteholders to convert their notes. This sentence does not explain why you were willing to forgo $5 million in cash consideration upon option exercise to entice the noteholders to convert only approximately $1.5 million in notes. Please revise your disclosure here and in MD&A to clearly indicate your business reason for enticing conversion by forgoing $5 million in potential cash proceeds.

Interim Financial Statements, page F-17

Statements of Operations, page F-18

3.   Please revise your presentation and disclosure to address the following comments:
   a.   Please move your revenue amounts from your operating expenses line item to the revenues line item.
   b.   Please clarify whether the three-month periods presented are March or June. It appears from the revenue line that the three-month periods may be June as the six-month revenue amounts appear to equal the sum of the three-month revenues presented here plus those from your March disclosures in your third amendment.
   c.   If you intend to present the three-month periods ended June 30, please ensure that your six-month numbers equal the totals of your first quarter results, as previously disclosed adjusted for your correction of the registration rights liability in response to our previous comment 10e, and your second quarter results. In this regard for example, it appears that the total of the first quarter 2006 research and development costs presented in your third amendment of $305,513 plus the $474,593 disclosed here, presumably for the second quarter of 2006, does not equal the six-month total presented of $824,592. Otherwise, please disclose why you apparently changed your first quarter results as reported in your third amendment.
   d.   Please ensure that the numbers you present foot. In this regard, it appears that the operating and net losses presented for the three-month period in 2005 are the same as those disclosed in your third amendment, even though your revenues and total operating expenses have changed.
   e.   Please revise your weighted-average shares outstanding for the two periods presented in 2005. Otherwise, please explain to us why these amounts are the same as the first quarter 2005 shares presented in your third amendment when you disclose on page II-2 that your preferred shares converted into common shares early in 2005.

<u>Note 4: Warrant liability and common stock payable, page F-22</u>

4.   Please revise your disclosure added in response to our previous comment 10 to clearly indicate where in your statement of operations you recorded the $29,815 penalty for common stock and warrants issued under your registration rights agreement.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Raul Silvestre
         Law Offices of Raul Silvestre & Associates, APLC
         31200 Via Colinas, Suite 200
         Westlake Village, CA 91362